SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: Unaudited Consolidated Financial Statements for the six months ended at June 30, 2005 and 2004, including supplemental disclosures required under US GAAP and regulations applicable to France Telecom.

CONSOLIDATED FINANCIAL STATEMENTS – IFRS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

Avertissement

Cette traduction anglaise des états financiers consolidés rédigés en langue française a été préparée seulement pour le confort des lecteurs anglophones.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers.

CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

	Period ended June 30, 2005	Period ended June 30, 2004	Year ended December 31, 2004
Net revenues	23,665	22,655	46,158
External purchases	(9,326)	(8,657)	(17,870)
Other operating income and expense	(550)	(715)	(1,515)
Wages and employee benefit expenses	(4,489)	(4,528)	(8,850)

Gross operating margin	9,300	8,755	17,923

- Employee profit-sharing	(166)	(107)	(280)
- Share-based compensation	(34)	(55)	(399)
Depreciation and amortization	(3,462)	(3,932)	(7,990)
Impairment of goodwill	0	(534)	(534)
Impairment of non-current assets	(196)	90	(179)
Gains (losses) on disposal of assets	1,171	131	922
Restructuring costs	(174)	(39)	(181)
Share of profits (losses) of associates	40	13	30

Operating income	6,479	4,322	9,312

Interest expense	(1,627)	(1,863)	(3,621)
Foreign exchange gains (losses)	(118)	(90)	144
Discounting	(82)	(74)	(148)

Finance costs, net	(1,827)	(2,027)	(3,625)

Income tax	(1,018)	(1,138)	(2,477)

Net income	3,634	1,157	3,210

Attributable to:
- Equity holders of France Telecom SA	3,363	1,042	3,017
- Minority interests	271	115	193

Earnings per share (in euros)
Attributable to equity holders of France Telecom SA
- Basic	1.36	0.43	1.23
- Diluted	1.31	0.43	1.22

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	At June 30, 2005	At December 31, 2004	At June 30, 2004
ASSETS
Goodwill	28,970	27,589	29,255
Intangible assets	15,575	14,851	15,923
Property, plant and equipment	26,273	27,283	27,827
Interests in associates and investments held for sale	347	370	639
Assets available for sale	558	615	648
Other financial and non-current assets	1,490	4,285	4,748
Deferred tax assets	8,722	9,469	10,364

Total non-current assets	81,935	84,462	89,404

Inventories	606	644	543
Trade receivables	6,715	6,589	6,986
Other receivables	1,792	2,695	2,204
Current tax assets	465	88	20
Prepaid expenses and other current assets	904	750	803
Other financial and current assets	437	312	632
Cash and cash equivalents	2,946	3,153	2,895

Total current assets	13,865	14,231	14,083

TOTAL ASSETS	95,800	98,693	103,487

EQUITY AND LIABILITIES
Share capital	9,873	9,869	9,869
Additional paid-in capital	12,684	12,675	12,685
Retained earnings (deficit)	(9,690)	(11,673)	(12,497)
Net income for the period	3,363	3,017	1,042
Foreign currency translation adjustment	2,014	563	1,731

Equity attributable to equity holders of France Telecom SA	18,244	14,451	12,830

Minority interest	2,817	3,232	3,102

Total equity	21,061	17,683	15,932

Exchangeable or convertible bonds	32,562	34,222	38,773
Financial long-term debt	5,122	8,571	11,660
Provision for employee benefit costs	657	628	637
Other provisions	2,882	3,249	3,660
Other non-current liabilities	376	1,374	1,485
Deferred tax liabilities	1,881	1,978	2,050

Total non-current liabilities	43,480	50,022	58,265

Current portion of long-term debt	12,010	11,480	11,086
Accrued interest payable	1,161	1,172	1,064
Provisions	1,661	1,943	1,999
Trade payables	7,651	7,757	6,814
Employee liabilities	1,769	1,982	1,755
Other payables	1,825	1,869	1,496
Other current liabilities	455	784	1,050
Current tax payable	360	431	607
Deferred income	4,367	3,570	3,419

Total current liabilities	31,259	30,988	29,290

TOTAL EQUITY AND LIABILITIES	95,800	98,693	103,487

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

		Attributable to equity holders of France Telecom SA								Minority interest	Total equity
	Shares issued	Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Foreign currency translation adjustments	Total
				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004	2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gain or loss								548	548	254	802
Gains (losses) on cash flow hedges taken to equity					(13)				(13)	8	(5)
Gain or loss on financial assets available for sale				(26)					(26)	(2)	(28)
Tax on items taken directly to equity						15			15	(1)	14
Total income and expense recognized in equity				(26)	(13)	15		548	524	259	783
Net income for the year							3,017		3,017	193	3,210

Total recognized income and expense for the year				(26)	(13)	15	3,017	548	3,541	452	3,993

Appropriation of France Telecom SA profit			(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests							308		308	197	505
Dividends			(617)						(617)	(107)	(724)
Equity share options issued							40		40	19	59
Other movements	219,803	1	(10)				190	15	196	(465)	(269)

Balance at December 31, 2004	2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

Unrealized foreign exchange gain or loss								1,460	1,460	98	1,558
Gains (losses) on cash flow hedges taken to equity					13				13	(6)	7
Gain or loss on financial assets available for sale				27					27	(1)	26
Tax on items taken directly to equity						29			29	1	30
Total income and expense recognized in equity				27	13	29		1,460	1,529	92	1,621
Net income for first-half 2005							3,363		3,363	271	3,634

Total recognized income and expense for the period				27	13	29	3,363	1,460	4,892	363	5,255

Share capital issued on exercise of stock options	826,954	4	9						13		13
Impact of purchase of minority interests in Orange Romania							(11)		(11)	(120)	(131)
Impact of purchase of minority interests in Equant							7		7	(376)	(369)
Dividends							(1,184)		(1,184)	(294)	(1,478)
Equity share options issued							59		59	2	61
Other movements							26	(9)	17	10	27

Balance at June 30, 2005	2,468,160,380	9,873	12,684	151	(148)	50	(6,380)	2,014	18,244	2,817	21,061

	Number of shares in issue	Attributable to equity holders of France Telecom SA							Total	Minority interests	Total equity
		Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Foreign currency translation adjustments
				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004	2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gain or loss								1,731	1,731	125	1,856
Gains (losses) on cash flow hedges taken to equity					32	(11)			21		21
Gain or loss on financial assets available for sale				(56)					(56)		(56)
Tax on items taken directly to equity									0		0
Total income and expense recognized in equity		0	0	(56)	32	(11)		1,731	1,696	125	1,821
Net income for first-half 2004							1,042		1,042	115	1,157

Total recognized income and expense for the period		0	0	(56)	32	(11)	1,042	1,731	2,738	240	2,978

Appropriation of France Telecom SA profit			(3,116)				3,116		0		0
Capital increase through conversion of bonds into shares	1,145
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests							(58)		(58)	10	(48)
Dividends			(617)						(617)	(56)	(673)
Equity share options issued							(229)		(229)	1	(228)
Other movements							13		13	(229)	(216)

Balance at June 30, 2004	2,467,114,768	9,868	12,685	94	(116)	(5)	(11,427)	1,731	12,830	3,102	15,932

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)

	Period ended June 30, 2005	Period ended June 30, 2004	Year ended Dec. 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA	3,363	1,042	3,017
Adjustments to reconcile net income to funds generated from operations
Depreciation, amortization and impairment in value (property, plant and equipment, intangible assets and goodwill)	3,658	4,376	8,519
Provision for impairment of Equant property, plant and equipment and intangible assets	—	—	184
Net loss/(gain) on sales of assets	(1,171)	(131)	(922)
Change in other provisions	(672)	(688)	(1,296)
Share of profits (losses) of associates	(40)	(13)	(30)
Income tax	1,018	1,138	2,477
Interest income and expense	1,672	1,935	3,730
Minority interest	271	115	193
Foreign exchange gains and losses, net	927	406	(575)
Derivatives	(780)	(168)	329
Expenses relating to share-based compensation	10	55	342
Change in working capital (trade)
Decrease/(increase) in inventories (net)	53	130	15
Decrease/(increase) in trade accounts receivable	(19)	90	544
Increase/(decrease) in trade accounts payable	47	(319)	237
Change in working capital (non-trade)
Decrease/(increase) in other receivables	440	(112)	(579)
Increase/(decrease) in accrued expenses and other payables	(557)	(103)	352
Dividends and interest income received	102	85	184
Interest paid and impact of interest derivatives, net	(1,979)	(1,802)	(3,262)
Income tax paid	(475)	(166)	(762)

Net cash provided by operating activities	5,868	5,870	12,697

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in amounts due to fixed asset suppliers (1)	(2,959)	(2,578)	(5,208)
Proceeds from sales of property, plant and equipment and intangible assets	96	42	199
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	—	(1,818)	(2,373)
Payment of Equant CVRs	—	—	(2,015)
Purchase of Equant shares	(591)	—	—
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	—	(458)	(469)
Purchase of Orange Romania shares	(408)	—	—
Cash paid for investment securities and acquired businesses, net of cash acquired	(30)	(50)	(66)
Investments in associates	—	—	(14)
Proceeds on the sale of PagesJaunes shares	437	—	1,443
Proceeds on the sale of Orange Denmark shares	—	—	610
Proceeds on the sale of STM shares	—	—	472
Proceeds on the sale of Tower Participations	400	—	—
Proceeds on the sale of cable activities	292	—	—
Proceeds on the sale of Mobilcom shares	265	—	—
Proceeds from sales of other investment securities and businesses, net of cash transferred	135	18	190
Decrease/(increase) in marketable securities and other long-term assets	(60)	1,457	1,640

Net cash used in investing activities	(2,423)	(3,387)	(5,591)

FINANCING ACTIVITIES
Issuance of bonds convertible, exchangeable or redeemable into shares	—	2,476	3,922
Issuance of long-term debt	137	2,501	4,061
Redemption of bonds convertible, exchangeable or redeemable into shares	(2,928)	(3,443)	(8,384)
Repayment of long-term debt	(197)	(5,123)	(4,692)
Impact of exchange derivatives, net	(23)	—	—
Repayment of OPCS’ in substance defeasance deposit	573	—	—
Repayment of TeleInvest I debt	—	—	(1,902)
Repayment of TeleInvest II debt	(350)	—	—
Increase/(decrease) in bank overdrafts and other short-term borrowings	477	1,231	388
Repayment of equity portion of hybrid debt	—	—	(31)
Purchases of treasury shares	—	—	—
Capital increase	10	—	—
Minority shareholders’ contributions	—	32	107
Dividends paid to minority shareholders	(291)	(56)	(105)
Dividends paid by the parent company	(1,184)	(617)	(710)

Net cash used in financing activities	(3,776)	(2,999)	(7,346)

Net change in cash and cash equivalents	(331)	(516)	(240)
Effect of changes in exchange rates on cash and cash equivalents	124	41	23
Cash and cash equivalents at beginning of period	3,153	3,370	3,370

Cash and cash equivalents at end of period	2,946	2,895	3,153

Supplementary disclosures

(1) Increase/(decrease) in amounts due to fixed asset suppliers	(157)	(505)	(67)

These financial statements were established on the responsibility of the Board of Directors held on September 29, 2005.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1	Basis for the preparation of the financial statements

This note describes the accounting policies applied to prepare the interim financial statements at June 30, 2005, including amendments made since the preparation of the IFRS transition report published on April 14, 2005 containing comparative data for 2004.

The interim financial statements for the first half of 2005 have been prepared in accordance with IFRS 1 – First-time Adoption of IFRS, and IAS 34 – Interim Financial Reporting.

The accounting policies that have been applied are the same as those described in Note 3 of the document presenting comparative IFRS data for the first half of 2004. This financial information was prepared based on:

•	Application of all the standards and interpretations endorsed by the European Commission at June 30, 2005, bearing in mind that no new standards or interpretations have been endorsed since December 31, 2004.

•	Early application of IFRIC 4 – Determining Whether An Arrangement Contains a Lease.

•	Positions taken by France Telecom on issues that are still being analyzed by the IASB, the IFRIC, or the French standard-setter (CNC), as described below.

•	The options and exemptions selected, which are likely to form the basis for the preparation of the Group’s first IFRS consolidated financial statements in 2005. In view of the above, the comparative information presented in the consolidated financial statements for 2005 and first-half year 2006 may differ from the data presented herein.

The preparation of financial statements in accordance with IFRS requires France Telecom’s management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period.

Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management applies judgment to define and apply accounting methods that will lead to relevant and reliable information, so that the financial statements:

•	Give a true and fair view of the Group’s financial position, financial performance and cash flows

•	Reflect the substance of transactions

•	Are neutral

•	Are prepared on a prudent basis

•	Are complete in all material respects.

1.2	Positions taken by France Telecom on issues that are still being analyzed by the IFRIC

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in any IASs or IFRSs and the Group has therefore referred the issue to the International Financial Reporting Interpretations Committee (IFRIC) for consideration, in order to clarify the relevant accounting treatment. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

The main goodwill item recognized in the first half of 2005 concerns the acquisition of Equant, in the amount of €214 million.

Commitments to purchase minority interests (put options)

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Put options granted to minority shareholders amounted to €611 million at June 30, 2005. The overall effect on equity directly attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt totaled €490 million at June 30, 2005.

Loyalty programs

IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations.

The French standard-setter (CNC) is currently examining the accounting treatment of these programs under IFRS, under the aegis of the IFRIC.

The liability recognized for these programs with a contract renewal obligation amounted to €364 million at June 30, 2005.

Discount on shares granted to employees

The Group considers that the grant date for the discount on shares granted to employees in the second half of 2004 corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC press release dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprises – PEE), which interprets the announcement date as being the grant date defined in IFRS 2 – Share-based Payment.

NOTE 2 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the six months ended June 30, 2005 are as follows:

Main acquisitions

Acquisition of the assets and liabilities of Equant

On February 10, 2005, France Telecom announced that it had signed a final agreement with Equant, its 54.1%-owned subsidiary specializing in worldwide business communications, providing for the acquisition of all of Equant’s assets and liabilities not already held. The final terms of the agreement were approved by France Telecom’s Board of Directors at their February 9, 2005 meeting, during which (i) an independent expert provided a report stating that the financial terms of the offer were equitable from a financial standpoint for Equant’s minority shareholders and (ii) two qualified legal advisers from France and the Netherlands presented their preliminary report which confirmed that, based on their procedures, they were of the opinion that the transaction complied with corporate governance guidelines as well as the applicable regulations (including stock exchange rules), and was in the interests of both France Telecom and Equant.

Equant’s shareholders approved the transaction at an Extraordinary General Meeting held on May 24, 2005. The asset sale was completed on May 25, 2005, for a total amount of €578 million, and Equant will be liquidated as soon as possible, although it is probable that the finalization of the said liquidation will require a period of several months. The gain on the sale was paid out to Equant’s shareholders on May 25, 2005 on the basis of €4.30 per Equant share.

Equant NV shares were delisted from Euronext in Paris on May 25, 2005 and from the New York Stock Exchange on June 9, 2005. After the company’s liquidation, Equant’s ordinary shares will no longer be registered in accordance with US stock market regulations and will therefore no longer be required to comply with the SEC’s financial disclosure obligations.

The costs incurred in respect of this acquisition were capitalized in the amount of €13 million. Goodwill recorded in relation to the assets acquired totaled €214 million at June 30, 2005.

Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired an additional 23.55% interest in Orange Romania from a group of minority shareholders, for a total cash consideration of US$527.5 million, raising its stake in the company from 73.27% to 96.82%. Goodwill recorded in relation to this acquisition totaled €291 million at June 30, 2005.

Main divestitures

Sale of 8% of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 PagesJaunes shares – representing 8% of the company’s capital – to institutional investors through an accelerated placement for €440.5 million. Following this transaction, France Telecom’s stake in the PageJaunes Group was reduced to 54%. The pre-tax disposal gain recorded in first-half 2005 totaled €386 million.

Sale of cable activities

Following an announcement made on December 22, 2004, on March 31, 2005 France Telecom, the Canal+ group and TDF completed the sale of their cable network operations to the Ypso consortium controlled by the Cinven investment fund, in which Altice (a cable operator) owns a 10% interest.

As part of this transaction, France Telecom sold, for a total of €348 million, its subsidiary France Telecom Câble to the Ypso consortium, as well as its cable network operated by both France Telecom Câble and NC Numéricâble, a Canal+ group subsidiary. In addition, France Telecom, along with the Canal+ group purchased a 20% stake in Ypso, for €37 million. France Telecom’s holding in Ypso includes a put option, exercisable in part between March 31, 2008 and March 31, 2009 and in full between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom for a period of one year as from January 2010.

In connection with this transaction, France Telecom has undertaken not to distribute audiovisual programs via the cable network in France (with the exception of ADSL in particular) for a period of two years.

Sale of TDF

In accordance with an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for €400 million on January 27, 2005. The related pre-tax disposal gain recorded in first-half 2005 came to €377 million.

Sale of MobilCom shares

On May 2, 2005, France Telecom announced the sale of 27.3% of MobilCom AG to Texas Pacific Group (TPG), a US private equity fund, for a total of €265 million. Following the sale, France Telecom held a residual 1% interest in MobilCom. This transaction was carried out in line with France Telecom’s strategy of withdrawing from the German residential and mobile market and forms part of the Group’s regular portfolio review implemented with the aim of optimizing its asset portfolio. The related pre-tax disposal gain recorded in first-half 2005 totaled €265 million.

Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. As part of this operation, France Telecom sold its entire 5.4% interest in Intelsat for US$164 million, generating a pre-tax disposal gain of €51 million.

NOTE 3 - CHANGES IN ESTIMATES

Useful lives

Under the component approach, the total cost of an item of property, plant or equipment is broken down into its different parts and each part is recognized separately. This method applies where the separate parts of an asset have different useful lives or where the pattern in which the asset’s future economic benefits are expected to be consumed by the entity is different for separate parts and therefore different useful lives and depreciation methods are required. Depreciation is then calculated separately for each part on the basis of the pattern in which the related asset’s future economic benefits are expected to be consumed, based on cost less any residual value.

The depreciation/amortization method applied to assets is reviewed each year and is amended if the expected useful life of the asset is different from previous estimates. Any changes are accounted for prospectively as changes in accounting estimates in accordance with IAS 8 and affect depreciation expense for the current period and each future period during the asset’s remaining useful life.

The main impacts of the review carried out in Group companies in 2005 are described below.

Home segment

France

Certain changes were made to useful lives within this segment in France following the review carried out by the Group. The applicable useful lives have been extended due to the success of France Telecom’s wire-based broadband offers and the fact that no real technological alternatives to this type of service have emerged. This change had the effect of reducing depreciation and amortization expense for first-half 2005, and will also impact the full-year figures.

	Useful lives 2004	Useful lives 2005	Effect on depreciation/amortization expense
(in millions of euros)			Period ended June 30, 2005	Year ended Dec. 31, 2005 (estimated)
Public infrastructure	20 years	30 years	92	185
Cable and local loop equipment	15 years	20 years	39	78
Telephone poles	15 years	28 years	6	12
Other	—	—	(4)	(8)

Total	—	—	133	267

The effect on subsequent periods of extending the useful lives of these categories of assets will depend on how many new assets are recorded in each of the categories. Moreover, no specific trends can be identified in respect of future periods.

Poland

Further to the review, the Group defined several of the most significant components of assets relating to the local loop as well as switching and transmission equipment. The impact of defining these components and carrying out the review of the related useful lives primarily concerns public infrastructure and cable. This impact amounted to €34 million at June 30, 2005 and is estimated at some €50 million for December 31, 2005. The effect on subsequent periods of extending the useful lives of these categories of assets will depend on how many new assets are recorded in each of the categories. Moreover, no specific trends can be identified in respect of future periods.

Personal segment

Former Orange entities

The impact of reviewing useful lives primarily concerns public infrastructure and pylons. This impact corresponded to a €23 million reduction in depreciation/amortization expense at June 30, 2005 and is estimated at around €40 million for December 31, 2005.

The effect on subsequent periods of extending the useful lives of these categories of assets will depend on how many new assets are recorded in each of the categories. Moreover, no specific trends can be identified in respect of future periods.

Poland

In Poland, the Group has reviewed the useful lives for Base Station Subsystem (BSS) and Network and Switching Subsystem (NSS) IT applications used in the operation of mobile networks. France Telecom does not expect the impact on depreciation and amortization expense to be material for 2005.

NOTE 4 - SEGMENT INFORMATION

Following the changes in the Group’s management structure, effective January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below, the 2004 information has been adjusted to reflect the new organization applicable in 2005.

The Group’s four reportable business segments are:

•	Personal: the “Personal Communication Services” segment, covering the mobile telecommunications services activities in France, the United Kingdom, Poland, and in the rest of the world. It includes the entire Orange subsidiary as well as the mobile telephony business of TP Group (with its subsidiary Centertel) and that of other international companies in the Group.

•	Home: the “Home Communication Services” segment, covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution and from the support functions provided to other segments of the France Telecom Group. It corresponds to the activities previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, (other than services to businesses in France) and within the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group.

•	Enterprise: the “Enterprise Communication Services” segment, covering corporate communications services in France and worldwide services to entreprises. It covers the services to entreprises in France previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant).

•	The “Directories” segment, corresponding to the activities of the PagesJaunes group previously included in the subsidiary Wanadoo.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment operating income based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of gross operating margin of the service user.

Segment operating income corresponds to operating income, excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has five geographic segments, including the three main geographic markets (France, Poland and the United Kingdom) where it has a stable position, the Rest of Europe and the Rest of the World.

4.1	Analysis by business segment

The table below sets out the main operating indicators per segment.

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations	Group total
Period ended June 30, 2005
Net revenue	10,984	11,156	3,922	482	(2,879)	23,665
- External	10,528	8,914	3,747	476	—	23,665
- Inter-segment	456	2,242	175	6	(2,879)	—

Gross operating margin	4,142	3,971	986	203	(2)	9,300
Employee profit-sharing	(34)	(108)	(9)	(15)	—	(166)
Share-based compensation	(14)	(6)	(10)	(4)	—	(34)
Depreciation and amortization	(1,675)	(1,534)	(250)	(5)	2	(3,462)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	—	(13)	(183)	—	—	(196)
Gains (losses) on disposal of assets						1,171
- Allocated by segment						(5)
- Not allocable	(12)	7	—	—	—	1,176
Restructuring costs	7	(151)	(30)	—	—	(174)
Share of profits (losses) of associates	—	40	—	—	—	40
Operating income						6,479
- Allocated by segment						5,303
- Not allocable	2,414	2,206	504	179	—	1,176
Interest expense						(1,627)
Foreign exchange gains (losses)						(118)
Discounting						(82)
Income tax						(1,018)
Net income before minority interests						3,634

Investments in fixed and intangible assets
- UMTS and GSM licenses	88	—	—	—	—	88
- excluding UMTS and GSM licenses	1,412	1,119	177	5	—	2,713
- financed through capital leases	—	—	—	—	—	—
Total investments	1,500	1,119	177	5		2,801

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations	Group total
Period ended June 30, 2004
Net revenue	9,930	11,129	4,175	433	(3,012)	22,655
- External	9,420	8,820	3,989	426	—	22,655
- Inter-segment	510	2,309	186	7	(3,012)	—

Gross operating margin	3,852	3,643	1,096	166	(2)	8,755
Employee profit-sharing	(35)	(47)	(12)	(13)	—	(107)
Share-based compensation	(34)	(10)	(6)	(5)	—	(55)
Depreciation and amortization	(1,621)	(1,973)	(335)	(5)	2	(3,932)
Impairment of goodwill	—	—	(534)	—	—	(534)
Impairment of non-current assets	—	90	—	—	—	90
Gains (losses) on disposal of assets						131
- Allocated by segment						134
- Not allocable	6	130	(2)	—	—	(3)
Restructuring costs	(5)	(22)	(12)	—	—	(39)
Share of profits (losses) of associates	—	5	8	—	—	13
Operating income					—	4,322
- Allocated by segment						4,325
- Not allocable	2,163	1,816	203	143	—	(3)
Interest expense						(1,863)
Foreign exchange gains (losses)						(90)
Discounting						(74)
Income tax						(1,138)
Net income before minority interests						1,157

Investments in fixed and intangible assets
- UMTS and GSM licenses	5	—	—	—	—	5
- excluding UMTS and GSM licenses	1,019	868	180	3	—	2,070
- financed through capital leases	1	—	—	—	—	1
Total investments	1,025	868	180	3	—	2,076

4.2	Analysis by geographic segment

	Period ended
(in millions of euros)	June 30, 2005	June 30, 2004
Revenue contribution	23,665	22,655
France	14,122	13,539
United Kingdom	3,035	3,115
Poland	2,208	1,935
Other European countries	2,398	2,261
Rest of the World (1)	1,902	1,806

(1)	Including all Equant Group companies.

NOTE 5 - IMPAIRMENT

5.1	Trade marks

•	Internally generated trade marks are not recognized in the balance sheet.

Trade marks are assets acquired in a business combination. Their cost is determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is established using generally accepted valuation methods based on revenues, costs or other appropriate criteria. These assets are considered to have indefinite useful lives and are therefore not amortized. Instead, they are reviewed annually for impairment.

•	On June 29, 2005, France Telecom presented the NExT plan – a 3-year action plan aimed in particular at simplifying the architecture of the trade marks under which the Group’s services are marketed.

This plan provides for using the Orange brand name in those countries where the Group is not present as a historical operator. Over the next 18 months, therefore, Orange is expected to become the international trade mark for mobile, broadband, and multi-service offerings. It is also earmarked to become the worldwide trade mark for the entire Enterprise market.

This simplification has the following main impacts at June 30, 2005:

•	Wanadoo: launched in 1996, the Wanadoo trade mark is attached to the Internet domain. As it is no longer adapted to the integrated operator strategy, it will be replaced by the Orange trade mark within a timeframe that has not yet been established.

•	Idea: the Idea trade mark, operated by Centertel, a subsidiary of France Telecom and TP, ceased to be used as of September 19, 2005 and has been replaced by Orange. The value of the Idea trade mark has not been measured in the consolidated accounts.

•	Equant: the name of this company has been retained, but it will market its services under the Orange trade mark. In the consolidated IFRS financial statements, the Equant trade mark was valued at €192 million excluding the accounting impacts of the NExT plan.

•	In view of the above factors, the useful life of the Equant trade mark was modified to six months, corresponding to a revision of an accounting estimate within the meaning of IAS 8 and representing the period during which the Group expects to continue using the trade mark commercially. At the same time, the trade mark was tested for impairment using the royalty savings methodology. The impairment test revealed that the trade mark’s recoverable amount was lower than net book value and a €185 million impairment loss was therefore recorded, in compliance with IAS 36. The revised net book value of the Equant trade mark, amounting to €7 million, will be written down in full over the second half of 2005.

5.2	Other non-current assets

Impairment losses and reversals recorded during the period totaled a net negative amount of €11 million.

NOTE 6 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

	Period ended
(in millions of euros)	June 30, 2005	June 30, 2004	December 31, 2004
Disposal of PagesJaunes shares	386	—	199
Disposal of TDF shares	377	—	—
Disposal of cable activities	(2)	—	—
Disposal of MobilCom shares	265	—	—
Disposal of STMicroelectronics shares	—	—	249
Disposal of Radianz shares	—	—	73
Disposal of Pramindo shares	—	57	57
Disposal of Orange Denmark shares	—	—	38
Bluebird operation	74	—	—
Disposal of Intelsat shares	51	—	—
Other disposals of securities	24	—	51
Dilution impact	—	8	51
Other disposals of property, plant and equipment and intangible assets	8	18	46
Other (1)	(12)	48	158

Total	1,171	131	922

(1)	At December 31, 2004 and June 30, 2004, mainly relating to the liquidation of companies, including €61 million in connection with Telinvest.

NOTE 7 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Period ended
(in millions of euros)	June 30, 2005	June 30, 2004	December 31, 2004
Public sector mobility costs	(22)	(9)	(25)
Early retirement plan (1)	(119)	0	0
Restructuring costs:	(33)	(30)	(156)
- o/w Orange and subsidiaries	8	(5)	(16)
- o/w TP Group	—	(11)	(34)
- o/w Equant	(26)	(12)	(28)
- o/w France Telecom España	(2)	(1)	(26)
- o/w other	(13)	(1)	(52)

Total	(174)	(39)	(181)

(1)	Mainly due to the change in discount rate, giving rise to a €103 million impact.

NOTE 8 - NET DEBT

Net debt corresponds to total gross debt (converted at the period-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, less cash and cash equivalents and marketable securities, less deposits paid on certain specific transactions (if the related debt is included in total debt), and including the impact of the effective portion of cash flow hedges.

The table below provides a breakdown of net debt by category and period due.

(in millions of euros)	Note	Due in less than one year	Due in more than one year	Total at June 30, 2005	Total at December 31, 2004	Total at June 30, 2004
Bonds (1)		4,520	32,562	37,082	39,089	42,812
Bank loans		3,069	2,227	5,296	5,564	6,724
Finance lease liabilities (2)		142	1,591	1,733	1,709	1,825
Impact of derivatives (financial liabilities) (3)		654	738	1,392	2,056	3,344
Accrued interest payable (4)		1,161	—	1,161	1,172	1,064
Treasury bills		1,612	—	1,612	1,293	1,686
Bank overdrafts		390	—	390	346	655
Other financial liabilities (5)		1,623	566	2,189	4,216	4,473

Gross debt (a)		13,171	37,684	50,855	55,445	62,583

Impact of derivatives (financial assets)		136	115	251	240	337
Cash collateral paid		—	761	761	1,129	924
Other financial assets (6)		—	269	269	760	1,343
Accrued interest receivable		—	—	—	—	17
Marketable securities held for trading		266	—	266	240	366
Cash and cash equivalents		2,946	—	2,946	3,153	2,895

Total (b)		3,348	1,145	4,493	5,522	5,882

Effective portion of cash flow hedges (7)(c)		(16)	(91)	(107)	(101)	(41)

Net debt (a)-(b)+(c)		9,807	36,448	46,255	49,822	56,660

(1)	The following items are included in this caption:

•	The liability component of perpetual bonds redeemable for shares (TDIRAs), amounting to €4,011 million at June 30, 2005 (€3,994 million at December 31, 2004).

•	The liability component of bonds convertible into or exchangeable for new or existing shares (OCEANEs), amounting to €1,062 million at June 30, 2005 (€1,053 million at December 31, 2004).

•	Bonds redeemable for STMicroelectronics shares measured at fair value, corresponding to €357 million at June 30, 2005 (€386 million at December 31, 2004).

(2)	Finance lease liabilities primarily include the following:

•	Orange’s finance lease liability in the United Kingdom, totaling €1,233 million at June 30, 2005 (€1,174 million at December 31, 2004). At December 31, 2004, this liability was offset in the amount of €558 million by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease (in substance defeasance operations).

•	Orange’s liability in Switzerland related to the QTE leases, amounting to €147 million at June 30, 2005 (€127 million at December 31, 2004). This liability is offset by related guarantees.

•	FT SA’s liability related to the QTE leases, amounting to €79 million at June 30, 2005 (€69 million at December 31, 2004). This liability is offset by related guarantees.

(3)	The Equant Contingent Value Rights Certificates (CVRs) are qualified as derivative instruments and were therefore included in debt at June 30, 2004 at fair value (€2,015 million). They were redeemed on July 8, 2004.

(4)	Including €146 million at June 30, 2005 in accrued interest on perpetual bonds redeemable for shares (TDIRAs). In 2004, accrued interest on these bonds (corresponding to €548 million at December 31, 2004 and €406 million at June 30, 2004) was included in “Other financial liabilities”.

(5)	The following items are included in this caption:

•	A carryback liability, amounting to €223 million at June 30, 2005 (€1,508 million at December 31, 2004), corresponding to the contra entry recorded in relation to the recognition in assets of the carryback receivable sold by France Telecom.

•	Gross debt carried by receivables securitization vehicles, corresponding to €1,252 million at June 30, 2005 and €1,460 million at December 31, 2004.

•	Commitments to purchase minority interests (put options), amounting to €611 million at June 30, 2005 and €547 million at December 31, 2004. These commitments mainly concern Orange Slovensko.

(6)	This line primarily includes assets related to FT SA’s QTE leases (€79 million at June 30, 2005 and €69 million at December 31, 2004), as well as to Orange’s QTE leases in Switzerland (€147 million at June 30, 2005 and €127 million at December 31, 2004). Guarantees deposited in connection with Orange’s in substance defeasance operations in the United Kingdom (€564 million at December 31, 2004) were recovered during the first half of 2005. These assets – i.e. the deposits paid on specific transactions – offset part of the related gross debt and are recorded as other financial assets.

(7)	The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

8.1	Balance sheet items included in net debt

		Balance sheet			Of which amounts included in calculation of net debt
(in millions of euros)		At June 30, 2005	At December 31, 2004	At June 30, 2004	At June 30, 2005	At December 31, 2004	At June 30, 2004
	Other financial and non-current assets	1,490	4,285	4,748
of which	Non-current derivative instruments	115	184	232	115	184	232
	Cash collateral paid	761	1,129	924	761	1,129	924
	In-substance defeasance deposits and cross-leases (“QTE”)	269	760	1,343	269	760	1,343
	Carryback receivables and accrued interest	345	2,212	2,249	0	0	0
	Other financial and current assets	437	312	632
of which	Current derivative instruments	136	56	105	136	56	105
	Marketable securities held for trading	266	240	366	266	240	366
	Accrued interest	0	0	17	0	0	17
	Related receivables	35	16	144	0	0	0
	Cash and cash equivalents	2,946	3,153	2,895	2,946	3,153	2,895

	Assets included in the calculation of net debt				4,493	5,522	5,882

	Equity attributable to shareholders of France Telecom SA	18,244	14,451	12,830
of which	Effective portion of cash flow hedges (1)	(107)	(101)	(41)	(107)	(101)	(41)
	Exchangeable or convertible bonds	32,562	34,222	38,773	32,562	34,222	38,773
	Financial long-term debt	5,122	8,571	11,660	5,122	8,571	11,660
	Bank overdrafts and other short-term borrowings	12,010	11,480	11,086	12,010	11,480	11,086
	Accrued interest payable	1,161	1,172	1,064	1,161	1,172	1,064

	Liabilities included in the calculation of net debt				50,748	55,344	62,542

	Net debt				46,255	49,822	56,660

(8)	(1) The Group has also set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

8.2	Weighted average cost of debt

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

At June 30, 2005, the weighted average cost of debt was 6.41%.

8.3	Debt issues and redemptions

On February 26, 2005 and March 9, 2005, France Telecom SA redeemed bonds with respective face values of €2,466 million and €305 million.

8.4	Main changes in credit lines

•	FT SA

On June 20, 2005, France Telecom SA set up a new syndicated credit line in the amount of €8 billion, with no specific financial covenants.

This credit line was issued under the following terms and conditions:

Amount (in €)	Maturity	Fee on undrawn amount	Margin
8 billion	7 years	4.25 basis points from 1 to 5 years 5 basis points beyond 5 years	14.5 basis points from 1 to 5 years 17 basis points beyond 5 years

No drawdowns were made under this credit line in the first six months of 2005.

In addition, France Telecom SA has set up a €125 million bilateral credit line indexed to the Euribor. This credit line has been fully drawn down.

•	TP Group

On April 18, 2005, TP Group set up a syndicated credit line of €800 million and PLZ 389 million. This new credit line, which is not subject to any specific financial covenants, was drawn down in the respective amounts of €233 million and PLZ 363 million at June 30, 2005.

8.5	France Telecom’s credit ratings

At the date the financial statements were established (29 September 2005), France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Having upgraded its rating for France Telecom’s long-term debt from Baa2 to Baa1 on February 23, 2005, Moody’s once again upgraded this rating on June 23, 2005, from Baa1 to A3. The short-term debt rating remained unchanged at P2. On March 24, 2005, Fitch upgraded France Telecom’s short-term debt rating from F2 to F1.

A portion of the Group’s debt includes step-up clauses (€11.1 billion of the outstanding balance at June 30, 2005).

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of Standard & Poor’s rating upgrade is estimated at €23 million before tax for full-year 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s June 23, 2005 upgrade resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of Moody’s rating upgrade is estimated at €28 million before tax for full-year 2005.

8.6	Management of covenants

At June 30, 2005, France Telecom SA and TP Group were not subject to any specific financial covenants in relation to their credit lines. The Group’s subsidiaries do, however, have to comply with certain financial ratios when contracting loans or other financing, notably gearing and interest cover ratios for Orange France and Orange SA in relation to Orange’s receivables securitization programs. If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

At June 30, 2005, the ratios calculated met the conditions required.

NOTE 9 - EQUITY

At June 30, 2005, the share capital of France Telecom amounted to €9,872,641,520, made up of 2,468,160,380 ordinary shares with a par value of €4 each. For the period ended June 30, 2005, the weighted average number of ordinary shares outstanding amounted to 2,467,560,866, and the weighted average number of ordinary and dilutive shares amounted to 2,651,622,721.

On June 6, 2005, the French State sold 152,200,000 existing France Telecom shares, representing 6.2% of the Company’s share capital. These shares were held either directly or indirectly through ERAP, an industrial and commercial public undertaking. The shares were delivered and settled on June 9, 2005.

At June 30, 2005, the French State owned directly, and indirectly through ERAP, 34.9% of France Telecom’s share capital (see note 11).

9.1	Changes in share capital

During the first half of 2005, France Telecom issued 826,954 new shares for allocation on the exercise between January 1 and June 30, 2005 of Wanadoo SA stock options, transferred to France Télécom between January 1 and June 30, 2005. In accordance with the law, the issuance of these new shares will be placed on record by the Board of Directors during its first meeting after the 2005 year end.

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 granted the Board of Directors a twenty-six month authorization to issue shares and share equivalents with or without preferential subscription rights for existing shareholders, including for the purpose of a public exchange offer launched by the Company.

At the same meeting, shareholders renewed the authorization given to the Board of Directors to issue shares reserved for holders of shares or stock subscription options in Orange who have signed a liquidity contract with the Company. In addition, it authorized the Board to issue liquidity instruments without consideration in connection with the liquidity contract entered into between France Telecom and Orange stock option holders. The maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, has been set at €8 billion.

9.2	Treasury shares

At the Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005, the Company’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the Company’s capital. This authorization was granted for a period of 18 months – from the date of the meeting up to October 22, 2006 – pursuant to the share buyback program approved by the Autorité des Marchés Financiers on April 6, 2005 under no. 05-220. France Telecom did not use this authorization during the first half of 2005, and at June 30, 2005 France Telecom did not hold any treasury shares.

9.3	Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share.

(in millions of euros)	June 30, 2005	June 30, 2004
Net income used for calculating basic earnings per share	3,363	1,042
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for France Telecom shares (TDIRA)	96
- OCEANE bonds	6
- Orange liquidity contract	(2)

Net income used for calculating diluted earnings per share	3,463	1,042

Perpetual bonds redeemable for France Telecom shares (TDIRA) were considered as anti-dilutive instruments at June 30, 2004 and have therefore been excluded from the calculation of diluted earnings per share at June 30, 2004.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share.

(number of shares)	June 30, 2005	June 30, 2004
Weighted average number of ordinary shares outstanding – basic	2,467,560,866	2,424,512,991
Perpetual bonds redeemable for France Telecom shares (TDIRA)	130,278,883
OCEANE bonds	44,556,400
Orange liquidity contract	6,249,184	5,250,513
Wanadoo stock options transferred	2,977,388

Weighted average number of shares outstanding – diluted	2,651,622,721	2,429,763,504

Perpetual bonds redeemable for France Telecom shares (TDIRA) were considered as anti-dilutive instruments at June 30, 2004 and have therefore been excluded from the calculation of diluted earnings per share at June 30, 2004.

9.4	Dividends

At France Telecom’s Annual General Meeting of April 22, 2005, shareholders approved a €0.48 cash dividend payment for 2004 for each France Telecom share outstanding at the date of said meeting. The dividend payout took place on June 3, 2005.

9.5	Translation adjustment

At June 30, 2005, the €1,460 million translation adjustment primarily concerned Orange (€1,236 million). Of the total €1,460 million, €873 million were related to goodwill, including €760 million for Orange PCS.

NOTE 10 - CLAIMS AND LITIGATION, CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

10.1	Claims and litigation

This note describes any administrative, court or arbitration-based proceedings (including pending or potential proceedings of which the Company is aware). It also sets out any developments in claims and litigation since the financial statements for the year ended December 31, 2004 for which the Management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At June 30, 2005, a total of €218 million was recorded in France Telecom’s accounts by way of provisions to cover all of the litigation proceedings in which it is involved (December 31, 2004: €424 million).

Litigation related to competition law

•	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (“taxe professionelle”) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, from which it benefited from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the above-mentioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. Although the Commission had indicated that its decision would be announced by November 2004, no such announcement had been made by February 9, 2005.

France Telecom believes that:

The participation of the French State - in its capacity as a majority shareholder - in the Company’s action plan is consistent with the conduct of an informed private investor and does not amount to State aid. The expert advice commissioned by France Telecom from independent advisors supports this position.

The special business tax regime also does not constitute State aid. In fact, this tax regime - established in July 1990 - led to France Telecom being massively overtaxed by more than €1.7 billion.

Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal security recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced.

After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission.

Finally, in November 2004, AFORS (the French Association of Network Operators and Telecommunications Services) and Bouygues telecom filed an action for annulment against the European Commission’s decision on financial measures.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (“passif éventuel”) as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

•	On January 11, 2005, the Paris Court of Appeal dismissed the appeal by France Telecom against the decision handed down by the French Competition Council on May 13, 2004. This decision imposed a fine of €20 million for the failure to comply with the decision of February 18, 2000, which ordered France Telecom to offer operators access to the ADSL Connect ATM offer allowing for the exercise of effective competition, in respect of both the price and the nature of the services offered. The Paris Court of Appeal upheld the decision and increased the fine to €40 million. France Telecom lodged an appeal on a point of law to the Cour de cassation against the decision. On June 3, 2005, in the context of a substantive examination of the claim being made in parallel, the Rapporteur of the Competition Council delivered to France Telecom its final report in which he maintained the claims against France Telecom for having unjustifiably restricted its competitors from access to its local network and for having therefore distorted the competitiveness of the retail market and the upstream broadband ADSL market. A decision by the Competition Council is expected on October 27, 2005.

On June 30, 2005, Neuf Telecom summoned France Telecom to appear before the commercial court of Paris on short notice, claiming €497 million in damages as compensation for the loss it claims to have suffered as a result of the failure by France Telecom to put in place the ADSL Connect ATM offer in accordance with orders handed down by the Competition Council and the Paris Court of Appeal. France Telecom requested the Paris Commercial Court to issue a stay of proceedings until the Competition Council has handed down its final judgment in the case and the Cour de Cassation has issued its decision in relation to France Telecom’s appeal against the Paris Court of Appeal’s judgment relating to France Telecom’s failure to comply with the Competition Council’s original order. The Paris Commercial Court is expected to issue its decision on October 7, 2005.

•	On March 14, 2005, the French Competition Council decided to terminate its in-depth substantive investigation based on the complaint made by Numéricâble regarding the calculation of fees paid to France Telecom for the use of cabled networks for broadcasting.

•	On April 12, 2005, the Paris Court of Appeal overturned the decision of the Competition Council of October 14, 2004 imposing fines of €18 million and €2 million against France Telecom and SFR respectively, following a complaint from the association of operators TENOR, claiming they engaged in practices distorting the competition in the B2B fixed-mobile communications market. France Telecom obtained a reimbursement of the fine paid to the French Treasury in December 2004. The ETNA association (the new denomination of TENOR) and the Minister of the Economy have lodged an appeal on a point of law to the Cour de Cassation against the Court of Appeal’s decision.

•	On June 28, 2005, Orange France received the final report from the Rapporteur of the Competition Council in the context of the examination relating to the practices of Orange France, SFR and Bouygues Telecom in respect of the retail mobile phone market. The report maintains the two claims which had initially been made, notably the exchange of information between the three principal operators and the freezing of their shares of the market. Orange vigorously contests the existence of an agreement between the mobile phone operators. Orange bases its position on specific legal elements and numerous analyses and economic studies which contradict the theory put forward that the market has been manipulated and market shares frozen. The decision is pending and the Competition Council may hand down its ruling before the end of 2005.

Civil proceedings

•	On April 22, 2005, at the request of certain minority shareholders, a resolution was passed at MobilCom’s annual shareholders’ meeting to commence proceedings against France Telecom in relation to the discontinuance by MobilCom of its UMTS activities, and in relation to the fact that France Telecom ceased to ensure the financing of MobilCom as well as the signing on November 20, 2002 of the MC Settlement Agreement. There was an attempt at the annual shareholders’ meeting to nominate a representative in charge of commencing such proceedings. If the nomination of the representative is validated, they will have six months from the date of the resolution to decide whether or not to proceed with the claim against France Telecom.

During this annual shareholders’ meeting, France Telecom opposed the resolution, and subsequently submitted a claim against the validity of the decision. Furthermore, France Telecom served MobilCom with a formal notice setting out the consequences of compliance with the resolution, in particular in respect of the breach of the MC Settlement Agreement and the cancellation of financing granted by France Telecom under the MC Settlement Agreement, which amounts to approximately €7 billion. On August 23, 2005 a new MobilCom shareholders’ meeting canceled the April 22, 2005 resolution. No objection was raised to this cancellation by minority shareholders representing 10% of the company’s voting rights.

On August 12, 2005, the Flensburg court rejected the claims of Mrs Schmid-Sindram and Mr Marek, acting in their capacity as shareholders of MobilCom, for the payment from France Telecom of financial compensation calculated based on the fair value of MobilCom shares.

International arbitration

•	On February 22, 2005, the arbitration tribunal constituted in 2002, in the context of a procedure commenced under the Franco-Lebanese Convention for the Encouragement and Reciprocal Protection of Investments and in accordance with the arbitration rules of UNCITRAL, notified its final decision to the parties. The dispute concerned a Build, Operate and Transfer contract of FTML (66.66% of which is held by France Telecom), and related to the early termination of the contract in 2001 and the consequences thereof. The Arbitration Tribunal accepted the principal claims of France Telecom in respect of its subsidiaries FTML and FTMI and fixed a sum of US$266 million to be paid to FTML in compensation. Furthermore, the Arbitration Tribunal stated that the Lebanese Republic may no longer pursue its claim to recover the US$300 million it had made in April 2000. At June 30, 2005, France Telecom recorded a €199 million provision reversal in relation to these proceedings.

•	On March 29, 2005, the Arbitration Tribunal of the Polish Chamber of Commerce ruled that the minority shareholders of Wirtualna Polska were justified in exercising in advance their sale options granted by TP Internet over the shares in Wirtualna Polska. The total amount for the shares to be paid by TP Internet was 221 million Zlotys (€54.7 million). On April 26, 2005, TP Internet lodged an appeal against the decision before the Civil Tribunal. Following the decision of the Arbitration Tribunal of the Polish Chamber of Commerce, TP SA and the minority shareholders of Wirtualna Polska reached a settlement on July 21, 2005 ending all their disputes. This settlement was approved by the District Court in Gdansk which decided on September 8, 2005 to terminate the proceedings in bankruptcy with respect to Wirtualna Polska.

10.2	Contractual obligations and off balance-sheet commitments

The main events of first-half 2005 that impacted contractual obligations and off-balance sheet commitments were as follows:

•	France Telecom granted a standard seller’s liability guarantee subject to a €77 million ceiling related to the March 31, 2005 sale of its cable network operations (see Note 2).

•	France Telecom’s January 27, 2005 sale of its entire stake in Tower Participations resulted in the termination of commitments undertaken at the time of the transfer of control of Télédiffusion de France (TDF) in 2002. At June 30, 2005, France Telecom recorded a €53.2 million liability, which may be payable to the other shareholders in accordance with the agreements signed relating to the allocation of the capital gain realized on the investment in Tower Participation.

•	Pursuant to an agreement signed on October 4, 2004 between France Telecom and Kulczyk Holding, Tele Invest II exercised its put option relating to its 3.57% stake in TP SA. The securities were transferred on January 17, 2005 at a price of €350.2 million. As a result of this transaction, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

•	Following MobilCom’s sale to E-Plus of its UMTS assets (other than the license), France Telecom recorded a €50 million provision at June 30, 2003, representing the risk on the guarantees granted by France Telecom to E-Plus to cover MobilCom’s obligations under seller’s liability guarantees. These guarantees expired on June 26, 2005, and the €50 million provision was reversed at June 30, 2005.

Other than the events described above, the main changes in contractual obligations reflected on the balance sheet at June 30, 2005 concern the changes in debt described in Note 8.

NOTE 11 - SUBSEQUENT EVENTS

The following events occurred after the balance sheet date up to 29 September 2005, in addition to those described elsewhere in this document:

BlueBirds

On April 4, 2005, Eutelsat shareholders owning over 85% of the company’s capital (including BlueBirds, which is 20% owned by France Telecom), exchanged their Eutelsat shares for shares in Eutelsat Communications (formerly SatBirds) and a dividend payment generated by a refinancing operation. On July 4, 2005 BlueBirds paid a €112 million dividend to France Telecom, in accordance with the agreement signed in 2003 between BlueBirds’ shareholders concerning the distribution of the company’s cash reserves. In view of the dividend payments made to BlueBirds’ other shareholders in 2004 and 2005, the preferential payment right has now expired and any future dividends will be allocated between the shareholders in proportion to their ownership interest.

Amena

On July 27, 2005, France Telecom announced that its subsidiary Orange SA had signed an agreement with a view to purchasing 80% of Auna’s shares for €6.4 billion. Auna holds 97.9% of Retevision Movil SA, a mobile operator that conducts business under the Amena trade name. The transaction will not be completed until Auna has separated out its cable activities (Auna Tlc), and is subject to the fulfillment of certain other conditions, including in particular, approval by the competition authorities.

France Telecom subsequently intends to merge Auna, Retevision Movil SA and France Télécom España (which operates the fixed and internet business of the Group in Spain under the Wanadoo brand).

A strategic partnership agreement has been signed in tandem with the acquisition, between the current Spanish shareholders of Amena, Grupo Santander, Endesa, Union Fenosa and certain other minority shareholders, including several Spanish savings banks. Under this agreement, France Telecom’s Spanish partners will retain a 20% interest in Amena and an estimated 20-25% interest in France Telecom España after the merger, the difference being due to the company’s more leveraged financial structure. The shareholders concerned have undertaken to retain their interests in France Telecom España for a minimum period of three years. At the end of the three years, they may sell their interest to a third party or to France Telecom (France Telecom having a right of first refusal) and France Telecom has undertaken to indemnify them to the extent the sale price (to France Telecom or a third party) shall be less than 90% of the current transaction price increased by simple interest at an annual rate of 4.5% compound.

The acquisition will be cash-financed in the amount of €3 billion via a capital increase, carried out by giving existing shareholders free warrants to buy new shares, as described in an information memorandum approved by the Autorité des Marchés Financiers on August 31, 2005 under visa no. 05-666.

Delivery of STMicroelectronics shares on redemption of exchangeable bonds of STMicroelectronics shares

Following France Telecom’s August 6, 2002 issue of bonds exchangeable for STMicroelectronics NV shares, France Telecom redeemed all of the bonds outstanding at the maturity date (August 6, 2005), by the delivery of STMicroelectronics shares on August 11, 2005. In accordance with the terms of the bonds, the exchange ratio was 1.25 STMicroelectronics shares per bond.

Fractional shares were not delivered and the affected bondholders were paid an amount equal to the product of the portion of the fractional share and the reference price of the shares, i.e. €14.56. France Telecom sold on the market the remaining STMicrolectronics shares corresponding to the fractional shares, and as a result no longer holds any shares in STMicroelectronics.

Litigation relating to MobilCom (see Note 10.1 “Civil proceedings”).

TP Internet/Wirtualna Polska (see Note 10.1 “International arbitration”).

Capital increase in connection with the acquisition of Amena

On August 31, 2005, France Telecom launched a €3 billion capital increase (including the issue premium) to help fund the acquisition of 80% of Spain-based mobile operator, Amena, through the issuance of 133,439,454 new shares on the exercise of free equity warrants given to existing shareholders, with 37 warranties granting the right to purchase 2 new France Telecom shares at a unit price of €22.63. The operation is described in the information memorandum approved by the Autorité des Marchés Financiers on August 31, 2005 under visa no. 05-666. The shares were delivered and settled on September 26, 2005. At the end of this operation, France Telecom’s share capital stood at €10,406,399,306, with the French State holding 33.1% of the capital either directly or indirectly.

Adjustments to conversion and redemption ratios associated with the capital increase carried out by means of the allocation of BSA (stock purchase warrants)

Further to capital increase supported by stock purchase warrants (BSA), the ratios applicable to the allocation of shares under the OCEANE bonds maturing on January 1, 2009 (ISIN code FR0010113357) and the redemption of TDIRA from the “Bank Tranche” (ISIN code FR000472912) and the “Supplier Tranche” (ISIN code FR000472995) have been adjusted:

•	from 100 to 100.297 France Télécom shares for one OCEANE bond;

•	from 363.3661 to 364.4437 France Télécom shares for one “Bank Tranche” TDIRA

•	from 355.8959 to 356.9513 France Télécom shares for one “Supplier Tranche” TDIRA.

Orange stock options holders covered by the liquidity contract and options liquidity instruments were informed of the adjustments to the exchange ratio from 0.445 to 4.446 France Télécom share for each Orange share.

The ratios applicable to Wanadoo stock options transferred to France Télécom ion September 1, 2004 were also adjusted.

Litigation relating to competition law

On July 19, 2005, AFORS (the French Association of Network Operators and Telecommunications Services) and UFC Que Choisir (a French consumer protection organization) filed a complaint with the French Competition Council (Conseil de la concurrence) concerning the “anti-competitive nature of the minimum subscription period clause imposed on subscribers by France Telecom” and claimed injunctions to prevent this alleged anti-competitive behavior. Following France Telecom’s announcement that it was amending its general subscription conditions as from October 1, 2005, AFORS and UFC Que Choisir abandoned their claims both in relation to the injunctions and the substance of the case on September 5, 2005. The Competition Council therefore closed the case on September 6, 2005.

Since 1999, T-Online had lodged several complaints against France Telecom with the Competition Council, primarily in relation to abuse of dominant position in the Internet provider sector, claiming injunctions against the company. Subsequent to June 30, 2005, France Telecom and T-Online settled their differences in relation to these cases. However, the Competition Council is required to issue a formal order closing the case in relation to the claim concerning France Telecom’s launch of Netissimo in 1999 before the case can be finally closed.

Stock option plan

At its September 6, 2005 meeting, the Board of Directors of France Telecom decided to use the authorization granted by the Annual Shareholders’ Meeting of September 1, 2004 to set up a stock option plan. The Board has set the following framework for the plan, which will be finalized by the end of October :

•	The plan will concern executive managers who hold a key post of responsibility within the Group or have key expertise. The options will be allocated throughout all France Telecom Group companies apart from PagesJaunes, Mobistar, Mobinil, TP SA, and subsidiaries that are less than 50%-owned.

•	The maximum number of beneficiaries will be 4,000, representing 2.56% of the employees of the companies concerned.

•	Shares issued under the plan will not exceed 0.65% of the Company’s capital, and the exercise price will be set without a discount.

Employee share offer

Following the June 9, 2005 sale by the French State of 152.2 million France Telecom shares that were delivered and settled on June 9, 2005, representing 6.2% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 16.9 million shares, representing 10% of the total number of shares sold.

The financial terms and conditions of the offer, including the issue price of €19.79 per share, were set by the French Minister for the Economy, Finance and Industry on September 7, 2005. The prospectus relating to the share offer was approved by the Autorité des Marchés Financiers on September 8, 2005 under visa no. 05-676.

The offer period ran from September 15 to September 27, 2005. The expected delivery and settlement date is November 7, 2005.

This share-based compensation to employees and former employees will be recognized as an expense and measured at fair value.

Orange Dominicana

On January 31, 2005, Orange’s co-shareholder in Orange Dominicana SA, CVI, gave notice that it intended to exercise the put option on its 14% interest in the company. Pursuant to the applicable agreements, the exercise price was determined by an independent bank and the shares were sold on September 8, 2005 for US$37.7 million.

Sonaecom

On June 9, 2005, France Telecom signed a strategic partnership agreement with Sonaecom under which it agreed to exchange its minority interests in Optimus, Novix and Clix for new shares to be issued by Sonaecom (the parent of the three companies). The shares to be received by France Telecom under this agreement represent 23.7% of Sonaecom’s capital.

The capital increase, which was approved at Sonaecom’s Annual Shareholders’ Meeting of September 12, 2005, is expected to take place before the end of 2005. The initial term of the partnership agreement has been set at three years. In the event that it is not renewed, Sonae may exercise call options and France Telecom may exercise put options, in accordance with the shareholders’ agreement governing relations between France Telecom and Sonae in Portugal. These options are mostly exercisable at a price that is considered to reflect the market value of the shares. The exercise conditions and calculation methods are described in the shareholders’ pact. Should the options be exercised, the reciprocal conditional commitments between France Telecom and Sonae in relation to Clix will be null and void.

Perpetual bonds redeemable for France Telecom shares (TDIRA)

In September 2005, France Telecom purchased 17,270 perpetual bonds redeemable for France Telecom shares (“TDIRA”), from holders of the “Bank Tranche”. Subsequent to this purchase, the ‘Bank Tranche” was reduced from 278,166 to 260,896 TDIRA.

EMTN

On September 19, 2005, France Telecom renewed its Euro Medium Term Notes (EMTN) debt issuance program, listed on the Luxembourg Stock Exchange.

NOTE 12 - SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the euro which was € 0.8266 for each U.S. dollar at June 30, 2005. This rate is the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the euro amounts could have been, or could be, converted to U.S. dollars at that rate on June 30, 2005 or at any other rate.

Computation of gross operating margin and net debt

Gross operating margin corresponds to operating income before employee profit sharing, share based compensation, depreciation and amortization expense, impairments of goodwill and other assets, gains and losses on asset disposals, restructuring costs, and income from associates. Net debt is computed as gross financial debt, less certain financial assets (mainly cash and cash equivalents). Gross operating margin and net debt are not measurements of operating performance or liquidity calculated in accordance with US GAAP, and should not be considered a substitute for gross margin, operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. Gross operating margin and net debt may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate gross operating margin or net debt identically, the presentation of gross operating margin and net debt contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with US GAAP.

A – SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

France Telecom adopted International Financial Reporting Standards (“IFRS”) as of January 1, 2004. France Telecom’s interim consolidated financial statements, presented elsewhere in this document, have been prepared in accordance with International Financial Reporting Standards as adopted in the European Union (“IFRS”), which differ in certain significant ways from US generally accepted accounting principles (“US GAAP”). The interim consolidated financial statements are compliant with IAS 34 requirements. Application of US GAAP would have affected the results of operations for each of the six months ended June 30, 2005 and June 30, 2004 and the balance sheets as of June 30, 2005 and December 31, 2004. The principal differences between IFRS and US GAAP as they relate to France Telecom are discussed in further detail below.

As permitted by release N°33-8567 – First-time application of International Financial Reporting Standards – issued by the U.S. Securities and Exchange Commission (the “SEC”), France Telecom will file their first year of reporting under IFRS in their Annual Report on Form 20-F for the fiscal year ending December 31, 2005 and will present two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure required by this SEC release.

Reconciliation of net income and comprehensive income to US GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from IFRS to US GAAP and in the components of shareholders’ equity for US GAAP purposes. The following is a reconciliation of net income (loss) as reported under the IFRS consolidated statement of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the six months ended June 30, 2005 and 2004:

Reconciliation to US GAAP net income

		Six months ended June 30,
		2005	2005	2004
(in millions, except per share data)		$	€	€
	Notes
Net income as reported in the consolidated statement of income under IFRS		4,069	3,363	1,042
Adjustments to conform to US GAAP
Accounting for the impairment of goodwill	B	–	–	534
Fair value of tangible assets	C	4	3	11
Impairment and amortization of intangible assets	F	(439)	(363)	(82)
Sale and leaseback of real estate	G	33	27	28
Adjustments relating to the 1996 quasi reorganization and change of status	H	31	26	12
Share based payment	I	(10)	(8)	2
Accounting for bonds redeemable into shares of France Telecom	J	12	10	6
Derivative instruments and hedging activities	K	(40)	(33)	(7)
Valuation of marketable securities and investment securities	M	–	–	8
Sale of investments	N	(121)	(100)	–
Development cost capitalization	O	(51)	(42)	(11)
Capitalization of interest costs	P	(8)	(7)	61
Pension obligations and other employee benefits	Q	(11)	(9)	(135)
FIN 46R	R	–	–	(647)
Sale of TDF	S	709	586	–
Revenue recognition	T	(1,324)	(1,094)	90
Other		(28)	(23)	15
Deferred taxes (including effect on the above adjustments)	U	661	546	(3)
Net income as adjusted for US GAAP		3,487	2,882	924
Net income as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax		3,206	2,650	1,558
Discontinued operations, after tax	S	1,165	963	13
Cumulative effect of change in accounting principle, after tax	R & T	(884)	(731)	(647)
Net income as adjusted for US GAAP		3,487	2,882	924
Earnings per share as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax
– Basic	V	1.30	1.07	0.64
– Diluted	V	1.25	1.04	0.64
Earnings per share as adjusted for US GAAP after discontinued operations and cumulative effect of change in accounting principle, after tax
– Basic	V	1.41	1.16	0.38
– Diluted	V	1.36	1.12	0.38

Comprehensive Income under US GAAP

	Six months ended June 30,
	2005	2005	2004
(in millions)	$	€	€
Net income as adjusted for US GAAP	3,487	2,882	924
Other Comprehensive Income:
Unrealized gains (losses) on securities (net of related taxes)	42	35	(14)
Unrealized losses on derivative instruments and hedging activities (net of related taxes)	2	2	(3)
Minimum pension liability adjustment (net of related taxes)	(1)	(1)	8
Foreign currency translation adjustment (net of related taxes)	1,411	1,166	1,294
Comprehensive income (loss)	4,941	4,084	2,209

Reconciliation of shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity as reported in the IFRS consolidated balance sheet as adjusted for the approximate effects of the application of US GAAP as of June 30, 2005 and December 31, 2004:

		June 30,		December 31,
		2005	2005	2004
(In millions)		$	€	€
	Notes
Shareholders’ equity as reported in the consolidated balance sheet under IFRS		22,072	18,244	14,451
Adjustments to conform to US GAAP
Historical business combinations	A	6,153	5,086	4,776
Accounting for goodwill – non amortization and impairments	B	(19,888)	(16,439)	(15,609)
Fair value of tangible assets	C	(149)	(123)	(125)
Other business combinations	D	438	362	406
Step acquisition of equity method investees	E	144	119	118
Impairment and amortization of intangible assets	F	(1,211)	(1,001)	(671)
Sale and leaseback of real estate	G	(544)	(450)	(477)
Adjustments relating to the 1996 quasi reorganization and change of status	H	(98)	(81)	(106)
Share based payment	I	0	0	129
Accounting for bonds redeemable into shares of France Telecom	J	(1,154)	(954)	(964)
Derivative instruments and hedging activities	K	335	277	327
Written put options	L	490	405	422
Valuation of marketable securities and investment securities	M	(82)	(68)	(79)
Sale of investments	N	62	51	120
Development cost capitalization	O	(224)	(185)	(142)
Capitalization of interest costs	P	1,520	1,256	1,212
Pension obligations and other employee benefits	Q	166	137	135
FIN 46R	R	–	–	(889)
Sale of TDF	S	–	–	310
Revenue recognition	T	457	378	1,472
Other		(2)	(2)	19
Deferred taxes (including effect on the above adjustments)	U	(146)	(121)	(806)
Shareholders’ equity as adjusted for US GAAP		8,337	6,891	4,029

Description of US GAAP adjustments

Historical business combinations (A)

France Telecom has entered into various business combinations prior to the January 1, 2004 date of adoption of IFRS (“Historical Business Combinations”). Under IFRS, these business combinations have not been restated to conform with IFRS 3 “Business combinations” requirements, as permitted by the exemption provided by IFRS 1, which France Telecom elected to apply. As a result of the accounting treatment for such transactions under IFRS and US GAAP, and more significantly, due to the transitional provisions of IFRS 1, historical adjustments are reflected in the reconciliation to US GAAP.

Adjustment on Orange plc acquisition cost: Following the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP of the settlement of the put and call arrangement with Vodafone. Under French GAAP, the settlement of the put and call in 2001 has been reflected as contingent consideration and the purchase price has been adjusted accordingly. Under US GAAP, the settlement of the put and call arrangement with Vodafone was considered as an equity transaction and accordingly, there is no subsequent adjustment to the purchase price of Orange plc.

Purchase of additional Orange shares held by E.On: Following the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP of the settlement of the E.On put option on shares of Orange SA. Under this treatment, France Telecom recorded the additional investment in Orange at the amount of consideration paid to the counterparty. Under US GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.On put option. The put option had been accounted for at fair value under SFAS 133.

Acquisition of Equant: Following the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP of the valuation of the Equant Acquisition. Under French GAAP, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their average fair value over a reasonable period of time around the transaction announcement date.

Equant – Contingent Value Right (“CVR”): Following the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP of the determination of the Equant purchase consideration. In 2001, due to movements in the CVR’s market value, France Telecom recorded a provision for the maximum payment of the CVR. Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed using an option-pricing model. Subsequent changes to the value of the CVR have been reflected in earnings. The CVR payment was settled on July 8, 2004 for €2,015 million.

The historical business combinations noted above result in the following differences in net equity between IFRS and US GAAP:

Historical Business Combinations	June 30, 2005	December 31, 2004
Adjustment on Orange plc acquisition cost	3,318	3,174
Purchase of additional shares held by E.On	(359)	(359)
Acquisition of Equant	1,131	1,004
Equant - Contingent Value Right (“CVR”)	893	793
Other	103	164
Total	5,086	4,776

Accounting for goodwill—non amortization and impairment (B)

Prior to the adoption of IFRS on January 1, 2004, France Telecom amortized goodwill in accordance with French GAAP. Under US GAAP, goodwill is not amortized, but tested for impairment on an annual basis. Therefore, the reconciliation to US GAAP reflects equity adjustments of approximately € 9.5 billion and € 8.8 billion as of June 30, 2005 and December 31, 2004, respectively.

Under US GAAP, France Telecom has recorded significant goodwill impairments prior to January 1, 2004, due to downturns in the market place. In accordance with the transitional provisions of IFRS 1, France Telecom has tested goodwill for impairment as of the adoption date, and no adjustments to the historical French GAAP goodwill amounts were necessary. As such, the US GAAP accounts reflect historical goodwill impairments of approximately € 25.9 billion and € 24.4 billion as of June 30, 2005 and December 31, 2004, respectively, relating primarily to the Orange reporting unit in 2002.

For the year ended December 31, 2004, under IFRS, France Telecom recorded a goodwill impairment charge totaling €534 million relating to Equant’s goodwill. Consequently, for reconciliation purposes to US GAAP,

France Telecom reversed the impairment charge, as the Equant goodwill had already been fully written-off under US GAAP.

No additional goodwill impairments have been recognized under IFRS or US GAAP for the six month period ended June 30, 2005.

Fair value of tangible assets (C)

Under IFRS, as allowed under IFRS 1, France Telecom has recorded certain tangible assets at fair value.

Under US GAAP, tangible assets are carried at cost, less accumulated depreciation, unless they are considered impaired, at which time they are written down to fair value. It is prohibited to recognize increases in the value of tangible assets.

Cumulative translation differences

Under IFRS, the opening cumulative translation differences existing under French GAAP have been transferred to retained earnings on January 1, 2004, the date of transition to IFRS. This adjustment has no impact on the opening shareholders equity as of that date. The gain or loss on any subsequent disposals of any foreign operations will exclude translation differences that arose before the date of transition to IFRS, but will include later translation differences.

Other business combinations (D)

The IFRS accounting for business combinations is described in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document.

The following describes the main differences between IFRS and US GAAP in relation to business combinations: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP the date of the signed agreement, or public announcement, and under IFRS the date of exchange, (ii) a different treatment in purchase accounting of certain identifiable assets and liabilities, (iii) the treatment of contingent consideration in the cost of the business combination, (iv) the measurement of goodwill impairment, and (v) the accounting for acquired minority interests of consolidated subsidiaries. The adjustments result primarily from the following:

2005 Acquisition of Equant minority interest: As discussed in Note 2 to these consolidated financial statements, France Telecom acquired the remaining minority interest in Equant.

Under IFRS, and previously French GAAP, France Telecom recognizes goodwill for the difference between the purchase price and book value of the net assets acquired. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

France Telecom is in the process of determining the fair value of the assets acquired and liabilities assumed, in accordance with FAS 141. Due to the complexity of valuation of certain identifiable intangible assets, the purchase price allocation has not been finalized as of June 30, 2005.

2005 Acquisition of additional interest in Orange Romania: As discussed in Note 2 to these consolidated financial statements, France Telecom acquired an additional interest in Orange Romania.

Under IFRS, and previously French GAAP, France Telecom recognizes goodwill for the difference between the purchase price and book value of the net assets acquired. Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

France Telecom is in the process of determining the fair value of the assets acquired and liabilities assumed, in accordance with FAS 141. Due to complexity of valuation of certain identifiable intangible assets, the purchase price allocation has not been finalized as of June 30, 2005.

2004 Acquisition of Wanadoo SA minority interest: Under IFRS, and previously French GAAP, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their average fair value over a reasonable period of time around the transaction announcement date. This difference in measurement resulted in a IFRS and US GAAP difference of € 107 million.

2004 and 2003 Acquisition of Orange SA minority interest: Under IFRS, and previously French GAAP, securities issued as consideration are measured at their fair value at the date of exchange. Under US GAAP, securities issued as consideration are measured at their average fair value over a reasonable period of time around the transaction announcement date. This difference in measurement resulted in a IFRS and US GAAP difference of € 328 million.

Step acquisitions of equity method investees (E)

Under IFRS, as applied by France Telecom, the acquisition of an additional interest in an equity method investee triggers a revaluation of the historical investment, excluding goodwill, prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under US GAAP, the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged.

Impairment and amortization of intangible assets (F)

Under both IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives.

Under US GAAP, certain assets have been impaired during the periods ended June 30, 2005 and 2004 for approximately € 193 million and € 77 million, respectively. The impairments were due to revisions in France Telecom’s business plans and outlooks. Under IFRS, the respective assets did not exist, or had a different carrying value.

Due to differences in the accounting treatment and valuation of business combinations under IFRS and US GAAP, certain differences have arisen in the balances of definite lived intangible assets, which results in a difference in the amortization expense recognized each period. The impact of such adjustments has reduced US GAAP net income for the periods ended June 30, 2005 and 2004 by approximately € 170 million and € 5 million, respectively.

Sale and leaseback of real estate (G)

Under IFRS, no adjustments have been made for certain historical sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) which have been reflected as disposals, with a related net gain recorded in prior periods.

Under US GAAP, the transactions not qualifying for sale-leaseback accounting were recorded as financings, and when the sale was recorded the resulting gains were deferred and amortized over the remaining lease terms.

Adjustments relating to the 1996 quasi-reorganization and change of status (H)

Under IFRS, no adjustment has been made to the historical French GAAP treatment of the quasi-reorganization.

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital. Differences remaining related to the net assets continue to be reflected as a reconciling item on the reconciliation of shareholders’ equity.

Share based payment (I)

France Telecom subsidiaries have various share based compensation plans. The IFRS accounting for stock based compensation is disclosed in Note 1, which is the same as the policy described in Note 3 of the “Transition to IFRS” document.

Under US GAAP, France Telecom adopted the provisions of SFAS 123R, Share Based Payment (revised 2004) (“SFAS 123R”), as of January 1, 2005, and accounted for stock option plans under SFAS 123, Stock Based Compensation (“SFAS 123”), prior to January 1, 2005. Under SFAS 123R, France Telecom elected the “Modified Prospective Application” transition method. Under this method, SFAS 123R was applied to new awards and to any awards modified, repurchased, or cancelled after the date of adoption. Awards that were outstanding as of the date of adoption of this standard, continued to be amortized as the respective service was rendered, and the cost of such awards continued to be based on the grant date fair value as measured previously under SFAS 123.

Upon the adoption of SFAS 123R, France Telecom began to base initial accruals of compensation cost on the number of awards estimated at the grant date for which the requisite service is expected to be rendered and revised the estimated number of awards for which the requisite service is expected to be rendered if information indicates that the actual number of awards is likely to differ from initial estimates. The adoption of FAS 123R resulted in additional expenses under US GAAP of approximately € 8 million, which has been recognized in the share based payment line item during the period ended June 30, 2005.

Liquidity contracts

During the periods ending June 30, 2004 and December 31, 2004, the liability recognized under the cash settled option plans was measured using the fair value method under IFRS 2 and the intrinsic value method under FAS 123. Upon the adoption of FAS 123R, the valuation of the liability for the cash settled plan under both IFRS and US GAAP was measured under the fair value method.

Financial instruments

Accounting for bonds redeemable into shares of France Telecom and other obligations (J)

The IFRS accounting policy for compound financial instruments is disclosed in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document. Under IFRS, the TDIRA and OCEANE bonds are determined to be compound financial instruments, and are therefore separated into a liability component and an equity component.

Under US GAAP, the TDIRA and OCEANE are reflected as debt at their nominal value at the issuance date. The related return owed to their holders is recorded as interest expense through the income statement. If the non-detachable embedded conversion feature is subsequently modified, and the debt has not been determined to be extinguished under US GAAP, the change in the fair value of the conversion feature is recognized as a discount or premium, with a corresponding increase or decrease in equity.

Due to the split accounting under IFRS, the effective interest rate is higher under IFRS than under US GAAP. This difference resulted in an equity adjustment of € 104 million and € 70 million at June 30, 2005 and December 31, 2004, respectively, and increased US GAAP net income by € 36 million and € 32 million for the periods ended June 30, 2005 and 2004, respectively.

The TDIRA was repackaged during the year ended December 31, 2003. IFRS 1 allowed France Telecom to not apply the IAS 39 provisions to the repackaged debt. Under US GAAP, the terms of the repackaged TDIRA were not considered substantially different than those of the original instrument. Accordingly, the € 438 million fee paid by France Telecom is recognized as an addition to the carrying amount of the TDIRA. This fee is amortized to interest expense over a period of seven years using the effective interest rate method. The impact for the six month periods ended June 30, 2005 and 2004 has reduced US GAAP income by € 26 million. This impact is reduced by the adjustment relating to the amortized cost from the split accounting under IFRS.

France Telecom repurchased portions of the TDIRA during previous years. The corresponding additional carrying amount, related to the repurchased TDIRA was immediately recognized as interest expense in the statement of income.

The US GAAP adjustments relating to the bonds redeemable into shares of France Telecom noted above had the following impact on France Telecom’s equity as of June 30, 2005 and December 31, 2004:

Accounting for bonds redeemable into shares of France Telecom	June 30, 2005	December 31, 2004
Amortized costs due to split accounting	106	70
Repackaging of the TDIRA	272	298
Reversal of split due to the compound financial instruments	(1,332)	(1,332)
Total	(954)	(964)

Derivative Instruments and Hedging Activities (K)

The IFRS accounting policy for derivative and hedging instruments is disclosed in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document.

The IFRS opening balance sheet at January 1, 2004 required that all hedge relationships that existed under French GAAP be recognized. Certain derivatives, which would have been qualified as fair value hedges under IFRS, were terminated prior to January 1, 2004. These derivatives had an impact on the value of debt in the opening IFRS balance sheet which has been amortized following the amortized cost method.

Under IFRS, certain hedge relationships have been reassessed since the January 1, 2004 first time application of IFRS, which has resulted in certain derivatives which were previously classified as fair value hedges being classified as trading derivatives, consistent with the US GAAP classification. In such cases, any adjusted carrying amount of the hedged items has been amortized over the remaining life of the debt.

Furthermore, some derivatives which were previously qualified as fair value hedges or cash flow hedges under US GAAP, were qualified as trading derivatives since January 1, 2004. The cumulative effect on OCI relating to those previous cash flow hedge relationships, and the adjustment on the debt instrument relating to fair value hedge, are being amortized on a straight-line basis over the remaining life of the debt.

Under US GAAP, certain derivatives were qualified as trading derivatives. Following the adoption of IFRS, these derivatives have been reassessed and have been qualified as fair value hedges, consistent with the IFRS classification, during 2004. This lead to a timing difference relating to the date of hedge qualification, between IFRS and US GAAP.

In addition, certain derivative instruments may have been classified as cash flow hedges under IFRS and as trading derivatives under US GAAP. This difference in classification results in amounts having to be reversed from the IFRS equity reserves, with the counterpart recorded through earnings, for US GAAP.

The above differences between IFRS and US GAAP, mainly due to the IFRS transition timing effects on hedge qualifications, led to an adjustment from the IFRS accounts to the US GAAP accounts, including an increase in equity of € 277 million and € 327 million at June 30, 2005 and December 31, 2004, respectively, and reduced US GAAP net income by € 33 million and € 7 million for the six months ended June 30, 2005 and 2004, respectively.

Written put options on minority interests (L)

The IFRS accounting policy for written put options is disclosed in Note 1 to these consolidated financial statements, and is the same as described in Note 3 of the “Transition to IFRS” document. Such instruments are recognized as financial debt based on the present value of the obligation under IFRS, with a corresponding reduction in minority interests and equity.

Under US GAAP (SFAS 150), free standing written put options are recognized as liabilities on the balance sheet, at the fair value of such instruments, with any changes in the fair value recognized through the income statement. In addition, if an instrument is only exercisable upon the occurrence of an event solely within the control of France Telecom, and it is not probable that the event will occur, subsequent adjustments to the value of the instrument are not made after issuance of the instrument, until it is probable that the instrument will become exercisable.

Valuation of marketable securities and investment securities (M)

The IFRS accounting policy for marketable securities is disclosed in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document. Under IFRS non-exchange listed securities are marked-to-market, using an estimated fair value measure determined according to the most appropriate financial criteria.

Under US GAAP (SFAS 115), France Telecom does not mark-to-market securities that are not exchange listed, however, if such securities are considered impaired, they are written down to an estimated fair value.

Sale of investments (N)

Under IFRS and US GAAP, when some but not all of a business included in a cash generating unit, or a reporting unit, is to be disposed of, a portion of the cash generating unit’s, or the reporting unit’s, goodwill should be allocated to the business based on the relative fair values of that business and the fair value of the cash generating unit, or reporting unit, to be retained in determining the gain or loss on disposal.

Due to the differences in the carrying value of goodwill under IFRS and US GAAP, different amounts of goodwill may be allocated to investments disposed of under IFRS and US GAAP, which affects the gain or loss recognized.

Also, due to potential differences in the valuation and other adjustments of certain investments, discussed elsewhere in this document, the gains or losses recognized on the sale of such investments may differ under IFRS and US GAAP.

Development costs (O)

The IFRS accounting policy for development costs is disclosed in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document. Under IFRS, development costs are recognized as assets if certain criteria are met, and are otherwise, expensed as incurred.

Under US GAAP, capitalization of development costs is prohibited, unless they pertain to specific elements of internally generated computer software.

Capitalization of interest costs (P)

Under IFRS, France Telecom has elected to not capitalize any interest costs.

Under US GAAP, interest costs incurred on qualifying capital expenditures, which require a period of time in order for such assets to be ready for their intended use, are capitalized. Consequently, once the assets are operational, the capitalized interest associated with the asset is depreciated accordingly.

Pension obligations and other employee benefits (Q)

The IFRS accounting policy for pensions obligations and other employee benefits is disclosed in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document.

Under IFRS, following the transitional provisions of IFRS 1, France Telecom recognized € 325 million of unrecognized actuarial gains and losses against shareholders equity as of January 1, 2004, net of tax. Under US GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses, as of such date, continue to be amortized over the employee’s remaining service period.

Under IFRS, the early retirement plan in France is treated as a termination benefit and changes in actuarial assumption are fully charged to the income statement. Under US GAAP, the early retirement plan in France does not qualify for termination benefit accounting treatment and consistent with past practice is accounted for as a post-employment benefit with actuarial gains and losses recognized over the remaining service period (ending in 2006).

Under US GAAP, an additional minimum pension liability should be charged to other comprehensive income when the accumulated benefit obligation (“ABO”) exceeds the fair value of the plan assets. The minimum pension liability is approximately € 104million (€ 71 million, net of tax) as of June 30, 2005. Under IFRS, an additional minimum pension liability is not required to be recognized.

Variable interest entities and related transactions

FIN 46R (R)

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity (“VIE”).

In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. For France Telecom, the effective date to account for VIEs created prior to February 1, 2003 is the six-month period ended June 30, 2004 (from January 1, 2004 for VIEs qualifying as Special Purpose Entities under previous guidance and from June 30, 2004 for other VIEs). FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs.

France Telecom has determined that its interest in Ypso Holding (“Ypso”), an entity formed by co-investors in 2005 to manage certain cable activities, is a VIE. However, due to France Telecom’s limited financial investment compared to co-investors, France Telecom in not the primary beneficiary of Ypso. Under US GAAP and IFRS, the equity method is used to account for France Telecom’s interest in YPSO as of June 30, 2005.

France Telecom consolidated Tele-Invest and Tele-Invest II beginning January 1, 2004, under both IFRS and US GAAP. Under US GAAP, because they are both VIEs for which France Telecom holds the majority of expected losses, France Telecom was the primary beneficiary. Due to differences between the treatment of the first time consolidation of the entity under IFRS and US GAAP, a €(107) million adjustment was included in the cumulative effect of a change in accounting principle in the statement of operations. As of June 30, 2005, as the options held by Tele-Invest and Tele-Invest II have been exercised and the interest has been directly acquired by France Telecom, these entities no longer exist under IFRS and US GAAP.

In addition, France Telecom has determined that the Tower Participation SAS (“Tower”), an entity formed with co-investors to hold a 100% interest in TDF, is a VIE. France Telecom, as the holder of the larger interest in

Tower, was determined to be the primary beneficiary of Tower, and consolidated Tower during 2004 under US GAAP. Under IFRS, Tower was not consolidated. With the application of FIN46R, the initial gain on the sale of TDF, recognized in December 2002 under both SAB Topic 5-U and EITF 01-02 (see Note S), was reversed and included in the cumulative effect of a change in accounting principle. As a consequence, the impact of the first consolidation under FIN46R of Tower was (i) to increase France Telecom’s consolidated assets and liabilities by approximately €1.1 billion, including an increase in France Telecom’s consolidated debt by approximately €1.7 billion, and to (ii) decrease France Telecom’s consolidated net income by €0.5 billion for the year ended December 31, 2004. As of December 2004, France Telecom has classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and has determined that it meets the definition of a disposal group as defined by SFAS 144. As discussed in Note 2 to these consolidated financial statements, Tower was disposed of during the period ended June 30, 2005, and as such, France Telecom no longer holds an interest in Tower. Consequently the gain on the sale was recognized through discontinued operations during the period ended June 30, 2005.

Due to the adoption of FIN 46R in 2004, a charge was recorded as a cumulative effect of a change in accounting principle for € (0.6) billion in the statement of operations in accordance with US GAAP.

Sale of TDF (S)

Under IFRS , no adjustment has been made to the 36.2% gain deferral on the sale of TDF, which took place in 2002, as a result of the simultaneous investment by France Telecom in Tower Participation SAS (“Tower”), TDF’s new parent company.

Under US GAAP in 2002, per SAB Topic 5-U and EITF 01-02, a € 495 million pre-tax gain, net of fee, was recognized representing the portion of the gain related to third parties, whereas to the extent of the sale to CDC, a party under common control with France Telecom, a € 350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value. As mentioned in Note S, this gain has been reversed and included in the cumulative effect of change in accounting principle during 2004 in conjunction with the FIN 46R analysis.

As of December 2004, France Telecom has classified Tower as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and has determined that it meets the definition of a disposal group as defined by SFAS 144. As discussed in Note 2 to these consolidated financial statements, Tower was disposed of during the period ended June 30, 2005. Consequently the gain on the sale was recognized through discontinued operations during the period ended June 30, 2005.

Revenue recognition (T)

The IFRS accounting policy for revenue recognition is disclosed in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document.

Until January 1, 2005, under US GAAP, activation fees and certain other one-time charges are deferred and recognized over the average life of the related customer relationship period. In addition, under US GAAP, related direct incremental costs, up to the amount of revenues, are also deferred and subsequently amortized in accordance with the election provided in SAB Topic 13.

As of January 1, 2005, France Telecom has changed their accounting policy for such deferred incremental costs, to expensing them as incurred. The change was made to align France Telecom’s accounting policy with other European competitors and to align the US GAAP accounting policy to the IFRS policy as described in 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document. For these reasons, the change in the US GAAP accounting policy was preferable for France Telecom. This change in accounting treatment under US GAAP resulted in a decrease in net income of € 731 million after-tax, or a € 0.30 and a € 0.28 decrease per basic and diluted earnings per share, respectively, which has been recorded as a cumulative effect of change in accounting policy for the period ended June 30, 2005.

As described in Note 1 to these consolidated financial statements, France Telecom accounts for certain sales incentives, both with and without renewal obligations, in accordance with the interpretation made by the French standard setter (CNC). Under US GAAP, France Telecom accounts for certain sales incentives given to customers with renewal obligations in accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer, and thereby recognizes such sales incentives upon the renewal of the customer. For the six months ended June 30, 2005 and 2004, this adjustment has increased US GAAP equity by € 378 million and € 380 million, respectively.

Deferred taxes (U)

Due to the accounting adjustments between IFRS and US GAAP, deferred tax differences of approximately € 121 million and € 806 million have been recognized under US GAAP as of June 30, 2005 and December 31, 2004, respectively.

In addition, upon the transition to IFRS, the deferred taxes recognized on certain business combinations within the opening IFRS balance sheet have been recognized as a direct reduction to French equity for approximately € 1.2 billion as permitted under IFRS. Under US GAAP, such adjustments have been recorded against goodwill.

In 2003, in connection with the acquisition of the remaining minority interest in Orange SA, approximately € 2.4 billion of previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Under US GAAP, a part of the release was recognized as a reduction of goodwill.

Earnings per share (V)

The prior year amounts have been adjusted for the discontinued operations presentation during the current year.

Consolidation methods

The principles covering the scope of consolidation under IFRS are set forth in Note 1, which refers to the policy as described in Note 3 of the “Transition to IFRS” document.

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, or companies that are controlled, based on voting or other rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom exercises significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method under IFRS, are included in the consolidated financial statements using the equity method.

In addition, as discussed in Note S to these consolidated financial statements, under US GAAP, FIN 46R prescribes that certain variable interest entities (“VIE”) are to be consolidated since France Telecom is the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such investments.

For the six months ended June 30, 2005, France Telecom applied the equity method of consolidation under US GAAP for investments which have been consolidated under the proportional method under IFRS. This difference in accounting treatment has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for IFRS. However, it does have an effect on the presentation of certain balance sheet items between IFRS and US GAAP.

Under IFRS, there may be instances where France Telecom does not hold a majority of voting rights of an entity, but is deemed to control the financial and operating policies of the company, so as to obtain benefits, and therefore consolidates the respective entity. Under US GAAP, less than majority owned companies where France Telecom has significance influence are accounted for under the equity method, unless they are determined to be VIE’s and France Telecom is deemed the primary beneficiary.

TP Group

Under IFRS, the TP Group (TP S.A. and its subsidiaries, or TPSA) is fully consolidated in the France Telecom’s IFRS financial statements.

Under US GAAP, France Telecom’s investment in TPSA (representing approximately 47.5% of TPSA’s voting common stock) is accounted for as an equity investment under APB 18. France Telecom also holds a 34% investment directly in PTK, an entity held at 66% by TPSA and consolidated by TPSA.

B- RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

SFAS 154 – Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FAS 3

In June 2005, the Financial Accounting Standards Board issued SFAS 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FAS 3 (“SFAS 154”). This Statement replaces Opinion 20 and FAS 3, and changes the requirements for the accounting for and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. FAS 150-5 – Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable

In June 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) to address whether freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable) would be subject to the requirements of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, regardless of the timing of the redemption feature or the redemption price. The FSP indicates that warrants for shares that are puttable and warrants for mandatorily redeemable shares are classified as liabilities under paragraph 11 of Statement 150. The FSP also clarifies that Paragraph 11 of Statement 150 applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets. The guidance in this FSP is effective for France Telecom in the first reporting period beginning after June 30, 2005. If the guidance in this FSP results in changes to previously reported information, the cumulative effect shall be reported according to the transition provisions of Statement 150 in the first reporting period beginning after June 30, 2005. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. APB 18-1 – Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence

In July 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) to provide guidance on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income (OCI) upon a loss of significant influence. The FSP states that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. To the extent that the offset results in a carrying value of the investment that is less than zero, an investor should (a) reduce the carrying value of the investment to zero and (b) record the remaining balance in income. The guidance in this FSP is effective for France Telecom as of the first reporting period beginning after July 12, 2005. Upon adoption of this FSP, any amount of an investee’s equity adjustments for OCI recorded in the shareholders’ equity of the investor, relating to an investment for which the reporting entity no longer has an ability to exercise significant influence, should be offset against the carrying value of the investment. The amount that is offset should not include any items of accumulated OCI, relating to unrealized gains and losses recorded in accordance with Statement 115, that are recorded by an investor for an investment that is accounted for as an available-for-sale security in accordance with Statement 115 upon adoption of this FSP. If comparative financial statements are provided for earlier periods, those financial statements shall be retrospectively adjusted to reflect application of the provisions of this FSP. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 05-05—Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements)

In June 2005, the Emerging Issues Task Force reached a final consensus on issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (ATZ) in Germany is an early retirement program designed to create an incentive for employees, within a certain age group, to leave their employers before the legal retirement age. Although established by law, the actual arrangement between employers and employees is negotiated. Although this Issue addresses specific features in ATZ arrangements, the consensus reached in the Issue may apply to other types of arrangements with the same or similar terms. EITF 05-05 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. FAS 13-1 – Accounting for Rental Costs Incurred during a Construction Period

In October 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses rental costs incurred during and after a construction period and concluded that such costs are for the right to control the use of a leased asset during and after construction of a lessee asset. The Staff noted that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. FSP FAS 13-1 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. FAS 115-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP FAS 115-1 is effective for France Telecom for the period beginning January 1, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on France Telecom’s present or future consolidated financial statements.

C – ADDITIONAL SUBSEQUENT EVENTS

Events occurring between June 30, 2005 and September 30, 2005, the date the interim consolidated financial statements were published, are mentioned in Note 11 to the financial statements. The main events having occurred since September 30, 2005 are as follows:

Acquisition of Amena (Spain)

Further to the agreement signed on July 27, 2005, France Telecom completed the acquisition of 80% of the shares of Auna on November 8, 2005 for €6.4 billion. Auna holds 97.9% of Retevision Movil SA, a mobile operator conducting business under the Amena trade name. The acquisition was completed after Auna had separated out its cable activities (Auna Tlc) and after European Commission approval, granted on October 24, 2005. In 2006, France Telecom will merge Auna, Retevision Movil SA and France Telecom España (which operates France Telecom’s fixed and internet businesses in Spain).

Auna and Retevision Movil SA are fully consolidated from the acquisition date.

Increase in France Telecom’s interest in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.10% of Orange Slovensko from the minority shareholders for a cash consideration of $628 million (€535 million), raising its interest from 63.90% to 100.00%. In accordance with IAS 32, France Telecom’s commitment to purchase this interest was recognized in the balance sheet as of December 31, 2004 as a financial debt at an amount of €500 million. On November 9, 2005, this liability was reversed out on payment of the consideration.

Exchange of Sonae.com shares

Further to the agreement signed on June 9, 2005, France Telecom on November 15, 2005 exchanged its minority interests in Optimus, Novis and Clix (Portugal) for new shares issued by their parent company Sonae.com via a capital increase reserved for France Telecom. This transaction gives France Telecom a 23.7% interest in the capital of Sonae.com, which is consolidated by the equity method.

Public tender offer for Telindus

On September 29, 2005, the Belgian securities regulator (the “CBFA”) announced that Belgacom had made an offer for all of the shares and warrants of Telindus Group NV, a Belgian company offering network-based ICT solutions. On December 14, 2005, France Telecom made a counter-bid in the form of a public tender offer for all of the shares and warrants of Telindus. France Telecom offered a cash price of €15.80 per Telindus share, representing a 7.6% premium over the closing share price on December 13, 2005, the day before the France Telecom offer was filed. The France Telecom offer values Telindus at approximately €570 million.

The France Telecom offer is subject to approval of the prospectus filed with the CBFA and to acquisition of more than 75% of the outstanding share capital of Telindus.

On December 15, 2005, the CBFA announced that Belgacom had decided to make an improved offer of €16.60 per Telindus share.

Bond issues

On October 5, 2005, France Telecom closed a €2 billion fixed-rate bond issue, split into two tranches:

Term	Amount	Coupon	Re-offer spread
5 years	€1 billion	3%	27 bp
10 years	€1 billion	3.625%	49 bp

On November 23, 2005, France Telecom closed a £350 million fixed-rate bond issue:

Term	Amount	Coupon	Re-offer spread
20 years	£350 million	5.25%	105 bp over Gilts

Claims and litigation

On February 2, 2004, AOL filed a complaint with the French Competition Council (Conseil de la Concurrence) relating to Wanadoo’s ADSL prices for 2004. AOL claimed that Wanadoo’s price offers amounted to an abuse of dominant position. In a decision dated May 11, 2004, the Conseil de la Concurrence rejected the application for an injunction. This decision held that the sector had not suffered immediate or serious damage as a result of Wanadoo’s practices. On September 16, 2005, the Conseil de la Concurrence issued a formal order closing the case and referring the complaint to the European Commission.

-	In a decision on the merits dated November 8, 2005, the Conseil de la Concurrence imposed a fine of €80 million on France Telecom for abuse of dominant position. The Conseil held that France Telecom unjustifiably restricted its competitors from access to its local network, thereby distorting competition in the retail market and the upstream broadband ADSL market during the period from November 1999 through September 2002. France Telecom has indicated its intention to lodge an appeal against this decision in the Paris Court of Appeal.

On June 30 2005, Neuf Télécom summoned France Telecom to appear before the Paris Commercial Court at short notice, claiming €497 million in damages as compensation for the loss it claimed to have suffered as a result of the failure by France Telecom to put in place an ADSL Connect ATM offer in accordance with orders handed down by the Conseil de la Concurrence and the Paris Court of Appeal. The parties have now settled their dispute.

-	In December 2003, Free and Iliad, and subsequently LD Com and Neuf Télécom, filed a complaint with the Conseil de la Concurrence relating to the television offers over telephone lines launched by France Telecom and TPS. The Conseil de la Concurrence ordered France Telecom to take certain provisional measures, but refused to order the temporary suspension of the offers. In a decision dated June 29, 2004, the Paris Court of Appeal canceled all these provisional measures. This ruling was overturned by the highest French court, the Cour de Cassation, on November 8, 2005, as a result of which the provisional measures ordered by the Conseil de la Concurrence came into force. A settlement has now been reached with Neuf Telecom and LD Com, who have consequently withdrawn their claims.

-	On November 20, 2003, France Telecom made a tender offer followed by a compulsory purchase procedure to buy the entire share capital of Orange at a price of €9.50 per share. The Association for the Defense of Minority Shareholders (ADAM), believing that the offer price was too low, filed an action with the Paris Court of Appeal on November 24, 2003 seeking cancellation of (i) the notice of admissibility issued by the French Financial Markets Council (Conseil des Marchés Financiers – CMF) in respect of the tender offer and compulsory purchase procedure and (ii) the approval by the French Securities and Exchange Commission (Commission des Opérations de Bourse – COB) of the prospectus. After its claim was rejected by the Paris Court of Appeal on April 6, 2004, ADAM appealed the case to the Cour de Cassation. On November 22, 2005, the Cour de Cassation rejected this appeal, finally extinguishing the claim.

-	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, Neuf Télécom and Tiscali/Liberty Surf) in the Paris Commercial Court and the Paris Civil Court, in full or summary proceedings, for unfair competition (mainly defamation and parasitism) and/or trademark infringement. The cumulative amount of damages claimed in these proceedings, in respect of both trademark infringement and unfair competition, was €139 million. In a decision of November 25, 2005, the Paris Commercial Court awarded €6m of damages to Free, which had claimed €38.1 million. The proceedings brought against France Telecom by Cegetel and Neuf Telecom, who were claiming damages of €40 million and €52 million respectively, have been settled between the parties. The Tiscali claim, seeking damages of €8.9 million, is still pending before the Paris Commercial Court.

-	In the ongoing arbitration procedure between TP S.A. and Danish Great Northern Telegraph Company (DPTG) concerning the split of revenues from a fiber optic network in Poland, an initial expert inquiry report was communicated to TP SA on November 28, 2005 and is currently being studied.

-	Following the settlement by France Telecom and T-Online of all the disputes between them before the Conseil de la Concurrence, on November 29, 2005 the Conseil de la Concurrence issued a formal order closing the case in respect of the complaint relating to the launch of the Netissimo offer by France Telecom in 1999.

-	On December 1, 2005, the Conseil de la Concurrence imposed a fine of €256 million on Orange France for having operated, alongside SFR and Bouygues Télécom, two types of concerted practices which, according to the Conseil, restricted free competition in the mobile telephony market. The mobile operators are alleged to have exchanged strategic information on subscriber data between 1997 and 2003, and to have agreed to freeze their market shares between 2000 and 2002. Orange contests the validity of this decision and has announced its intention to appeal. Following the decision, some consumer associations announced their intention to seek compensation for losses suffered by consumers as a result of these concerted practices.

-	At the request of certain minority shareholders of MobilCom, on December 8, 2005 the Schleswig Holstein Court of Appeal cancelled the resolution passed at the MobilCom shareholders’ meeting of January 27, 2003 which approved the signature of the MC Settlement Agreement (MCSA). France Telecom was not a party to these proceedings. The ruling does not have the effect of canceling the MCSA itself, and France Telecom considers its position in respect of the MobilCom litigation to be unchanged.

Stock option plan

In accordance with the plan framework established on September 6, 2005, the Board of Directors of France Telecom on October 26, 2005 granted 14.6 million stock subscription options representing 0.59% of the capital. The exercise price of the options was set at €23.46, with no discount. Options were granted to 3,752 beneficiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 20, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information